SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
AMICAS, INC.
(Name of Subject Company)
AMICAS, INC.
(Names of Person Filing Statement)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
001712108
(CUSIP Number of Class of Securities)
Stephen N. Kahane, M.D., M.S.
20 Guest Street, Suite 400
Boston, Massachusetts 02135
(617) 779-7878
(Name, Address and Telephone Number of Person Authorized to Receive Notice
and
Communications on Behalf of the Person Filing Statement)
Copies To:
Michael L. Fantozzi, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo P.C.
One Financial Center
Boston, MA 02111
617-348-1640
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

AMICAS JOINS MERGE
FREQUENTLY ASKED QUESTIONS
FOR EMPLOYEES

1.	Why are Merge and AMICAS merging?

The combined business will create a global Healthcare IT leader bringing together the best employees, customers, and solutions in a broad array of image and information management and related solutions. Our combined portfolio will range from comprehensive automation solutions for cardiology and radiology providers to enterprise content management solutions for IDN’s to OEM solutions for heath IT applications to trial, site and patient management solutions for pharmaceutical, biotechnology, medical device and contract research organizations

Highlights regarding the combined business:
•	Our combined business will have over 2,000 customers!

•	Our combined business will offer solutions for a broad segment of the healthcare market – including hospitals, integrated delivery networks, radiology practices, cardiovascular providers, healthcare IT vendors, clinical trials vendors, surgical providers, and many, many more!
2.	What does this mean for me as an existing AMICAS employee?

AMICAS employees will benefit from a business that has greater scale – this means expanded capabilities and experience for product development, professional services, and customer support. In addition to our having a broader product suite, we believe that the combination will facilitate our expansion outside the U.S.

3.	I’ve seen a number of press releases related to the merger in the last couple of weeks. What is going on? Is this merger complete?

There were a number of press releases over the last couple of weeks to educate AMICAS investors about the acquisition proposal from Merge. Earlier this week, we issued a press release indicating that the final proposal from Merge was in fact superior to the Thoma Bravo agreement. Finally, today we announced that we have terminated the previous merger agreement with Thoma Bravo and that we have entered into a merger agreement with Merge.

4.	What happened to Thoma Bravo?

As many of you know, AMICAS signed a merger agreement Thoma Bravo in December that would have transformed AMICAS into a private company. As a part of that merger agreement, AMICAS’ Board of Directors has a fiduciary responsibility to consider any superior offers that materialize before the Thoma Bravo transaction can be approved. The Merge proposal has been deemed to be a superior proposal for AMICAS shareholders.

5.	When do we anticipate the merger with Merge to be completed?

Obviously, there is still a lot of work do be done, however, we anticipate the transaction to be completed sometime in the second quarter of 2010.

6.	How will AMICAS fit within Merge? Who will be running the company? What will this mean for “me” and my position? Will Merge maintain the current AMICAS physical offices?

There have been no significant discussions or any final decisions made regarding the future structure of the combined company — as a result, there are many decisions that are not yet finalized. Merge has a RIS/PACS business, an OEM business, a clinical trials automation business as well as a couple of other businesses. We believe that AMICAS and its products have a very strong position in the market, and we believe that will continue following the transaction. We believe that AMICAS – including the team, the customers and the product/technology – will be an extremely important component of the going forward business because AMICAS is over five times the size of the Merge RIS/PACS business. We believe this foundation and drive towards supporting and facilitating customer success will remain intact and be a critical part of the business going forward.

7.	How does this impact what I am doing today and the initiatives that I am working on at this time?

It is extremely important that we continue to operate under the principle of “business as usual”. We still have a lot of work to get done as a business and we need to stay on track with our current goals and objectives. Again, this is extremely important.

8.	How much product overlap is there between the companies? Which products will we continue to use going forward?

There is remarkably little product overlap between the companies – and both companies have a track record of investing significantly in research and development initiatives. We will need to navigate the product overlap in radiology PACS and RIS in the coming weeks and months – but our initial impression is that we believe there are some potentially very interesting synergies between AMICAS and Merge in the areas of thin client viewing, CAD, and EMR integration.
At the time the tender offer is commenced, Merge intends to file with the SEC and mail to AMICAS’ stockholders a Tender Offer Statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents, and AMICAS intends to file with the SEC and mail to its stockholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction. These will contain important information about Merge, AMICAS, the transaction and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available. Investors and security holders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Merge and AMICAS through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations departments of Merge or AMICAS.